Exhibit 99.21

AKUMIN INC.

NOTICE OF MEETING

and

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on

JUNE 21, 2019

DATED AS OF MAY 20, 2019

Table of Contents

Notice of Annual General Meeting of Shareholders	1
General Information	3
Voting Information	3
How to Vote – Registered Shareholders	3
Voting by Proxy	4
Voting in Person at the Meeting	4
Changing Your Vote	4
How to Vote – Non-Registered Beneficial Shareholders	4
Completing the Proxy Form	5
Additional Voting Information	6
Record Date, Quorum and Votes Necessary to Pass Resolutions	6

Business of the Meeting	6
Receiving the Audited Annual Financial Statements	6
Election of Directors	6
Appointment of Auditors	7
Other Business	7

Election of Directors	7
Majority Voting Policy	7
Nominees	7
Cease Trade Orders	10
Bankruptcies	10
Securities Penalties or Sanctions	11

Director Compensation	11
Director Compensation Table	12
Outstanding Option-Based and Share-Based Awards	12
Incentive Plan Awards – Value Vested or Earned During Fiscal 2018	12

Compensation Discussion and Analysis	13
Overview	13
Compensation Governance	13
Principal Elements of Compensation	14
Share Performance Graph	18
Summary Compensation Table	19
Incentive Plan Awards – Value Vested or Earned During Fiscal 2018	21

Corporate Governance	21
General	21
Composition of our Board and Board Committees	21
Director Independence	22
Meetings of Independent Directors and Conflicts of Interest	22
Director Term Limits and Other Mechanisms of Board Renewal	22
Mandate of our Board of Directors	22
Orientation and Continuing Education	23
Code of Conduct	23
Committees of our Board	23

Securities Authorized for Issuance under Equity Compensation Plans	25
Equity Compensation Plan Information	25

Indebtedness of Directors and Executive Officers	25
Voting Securities and Principal Holders of Voting Securities	25
Authorized Capital	25
Common Shares	26
Preferred Shares	26
Principal Holders of Voting Securities	26

Interests of Certain Persons or Companies in Business of Meeting	26

Interests of Informed Persons in Material Transactions	26
Shareholder Proposals	26
Management Contracts	27
Additional Information	27
Approval	27

Appendix A	Mandate of the Board of Directors	A-1

AKUMIN INC.

Notice of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Akumin Inc. will be held on June 21, 2019 at 10:00 a.m. (Toronto time) at the offices of Stikeman Elliott LLP, located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, Canada, for the following purposes:

a)	to receive and consider the annual audited consolidated financial statements of Akumin for the fiscal year ended December 31, 2018, together with the auditors’ report thereon;

b)	to elect the directors of the Company who will serve until the end of the next annual meeting of shareholders;

c)

to appoint the Company’s external auditors, PricewaterhouseCoopers LLP, who will serve until the end of the next annual meeting of shareholders, and to authorize the members of the Audit Committee of the Company to fix such auditor’s remuneration; and

d)	to consider such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

In this Notice, “Company”, “Akumin”, “we”, “us” or “our” refer to Akumin Inc., together with our subsidiaries, on a consolidated basis, as of the date hereof. “You” and “your” refer to Akumin shareholders.

Who has the right to vote

You are entitled to receive notice of and vote at the Meeting, or any adjournment(s) or postponement(s) thereof, if you were a holder of common shares (“Common Shares”) at the close of business on the record date, which the board of directors of the Company has fixed as May 22, 2019.

Your vote is important

This Notice is accompanied by the Circular, a form of proxy for a registered shareholder or a voting instruction form for a beneficial shareholder (collectively, the “Meeting Materials”). As an Akumin shareholder, it is important that you read the accompanying Meeting Materials carefully.

You are entitled to vote at the Meeting either in person or by proxy. If you are unable to attend the Meeting in person, you are requested to vote your Common Shares using the enclosed form of proxy or voting instruction form, as applicable.

Registered shareholders should complete and sign the enclosed form of proxy and return it in the envelope provided.

Alternative methods of voting by proxy are outlined in the accompanying Management Information Circular.

Proxies must be received by the Company’s transfer agent, TSX Trust Company, by no later than 10:00 a.m. (Toronto time) on June 19, 2019 either by: (a) mailing it to the following address: TSX Trust Company, 301-100 Adelaide Street West, Toronto ON M5H 4H1, Attention: Proxy Department; (b) faxing it to 416-595-9593; or (c) emailing a PDF copy to tmxeproxysupport@tmx.com.

Proxies may also be voted online at www.voteproxyonline.com by inserting the 12 digit control number listed on your proxy.

Alternatively, registered shareholders may attend the Meeting and vote in person by registering at the registration table on the day of the Meeting prior to the commencement of the Meeting.

If you are a non-registered beneficial shareholder, you should review the voting instruction form provided by your intermediary, which sets out the procedures to be followed for voting Common Shares that are held through intermediaries.

Shareholders are reminded to review the Management Information Circular before voting.

AKUMIN INC. | Noting of Meeting | 2018 1

DATED this 20th day of May, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Riadh Zine

Riadh Zine
President and Chief Executive Officer, Director
Toronto, Ontario

AKUMIN INC. | Notice of Meeting | 2018 2

General Information

The information in this document is given as of May 20, 2019, unless otherwise indicated.

References to “Company”, “Akumin”, “we”, “us” or “our” refer to Akumin Inc., together with our subsidiaries and consolidating entities, on a consolidated basis, as of the date hereof. “You” and “your” refer to Akumin shareholders. Unless otherwise indicated, all references to “$” or “dollars” in this management information circular (the “Circular”) refer to United States dollars.

This Circular is provided in connection with our annual general meeting of shareholders of the Company (the “Meeting”) to be held on June 21, 2019 at 10:00 a.m. (Toronto time) at the offices of Stikeman Elliott LLP, located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, Canada. Your proxy is solicited by or on behalf of the management of the Company for the items described in the accompanying Notice of Meeting (the “Notice”). The solicitation will be primarily by mail; however, the directors, officers and employees of the Company may also solicit proxies by telephone, by facsimile or in person. The cost of solicitation by management will be borne by the Company. References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof. Information in this Circular as to the common shares (the “Common Shares”) beneficially owned, controlled or directed, by certain shareholders is not within the knowledge of the Company and, accordingly, has been obtained by the Company from publicly-disclosed information and/or furnished by such shareholders.

As a registered shareholder, you have the right to attend and vote at the Meeting, as set out in this Circular. Please read this Circular. It gives you information that you need to know to cast your vote. We also encourage you to read our annual audited consolidated financial statements of Akumin and related management discussions and analysis for the fiscal year ended December 31, 2018.

The Company will not be using the notice-and-access mechanism under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for distribution of the Notice, the Circular and accompany meeting materials to Akumin shareholders.

If you have any questions about any of the information in this Circular, please contact Matt Cameron, Senior Vice President and General Counsel, at 1-844-730-0050 extension 19001.

Voting Information

The following information provides guidance on how to vote your Common Shares.

As a shareholder of Akumin, it is very important that you read this information carefully and then vote your Common Shares, either by proxy or by attending the Meeting.

Voting by proxy means that you are giving the person or people named on your proxy form (each a “proxyholder”) the authority to vote your Common Shares for you at the Meeting, or any adjournment(s) or postponement(s) thereof. A proxy form is included in this package.

If you vote by proxy, the individuals who are named on the proxy form will vote your Common Shares for you, unless you appoint someone else to be your proxyholder.

You have the right to appoint a person or company of your choice (who need not be a shareholder) to represent you at the Meeting, other than the individuals designated in the enclosed form of proxy. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares.

If you are voting your Common Shares by proxy, our transfer agent, TSX Trust Company, or other agents we appoint must receive your signed proxy form by 10:00 a.m. (Toronto time) on June 19, 2019, or, if the Meeting is adjourned or postponed, prior to 10:00 a.m. (Toronto time) on the second business day preceding the day of the Meeting. The time limit for deposit of proxies may be waived by the Chair of the Meeting in the Chair’s sole discretion without notice.

How to Vote – Registered Shareholders

You are a registered shareholder if your name appears on your share certificate or on the register maintained by our transfer agent, TSX Trust Company. Your proxy form indicates if you are a registered shareholder.

AKUMIN INC. | Management Information Circular | 2018 3

Voting by Proxy

Registered shareholders have four options to vote by proxy:

•

On the Internet – Go to www.voteproxyonline.com and follow the instructions on screen. You will need the 12 digit control number listed on your proxy. You do not need to return your proxy form if you vote on the Internet. At any time, TSX Trust Company may cease to provide Internet voting, in which case registered shareholders can elect to vote by mail, fax or email, as described below.

•	By Mail – Complete, sign and date the accompanying proxy form and return it in the envelope we have provided. Please see “Completing the Proxy Form” on the enclosed form for more information.

•	By Fax – Complete, sign and date the accompanying proxy form and send it by fax to 416-595-9593. Please see “Completing the Proxy Form” on the enclosed form for more information.

•	By Email – Complete, sign and date the accompanying proxy form and sending a PDF copy to tmxeproxysupport@tmx.com.

If you vote by proxy, the individuals named on the enclosed proxy form will vote your Common Shares for you unless you appoint someone else to be your proxyholder.

You have the right to appoint a person or company of your choice who need not be a shareholder to represent you at the Meeting other than the persons designated in the enclosed proxy form. If you wish to do so, please strike out the two names that are printed on the proxy form and write the name of the person you are appointing in the space provided.

Complete, date and sign the accompanying form of proxy, and submit it in accordance with the instructions prior to the proxy cut-off time. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting. At the Meeting, he or she should see a representative of TSX Trust Company at the registration tables. Please see “Completing the Proxy Form” on the enclosed form for more information.

Voting in Person at the Meeting

If you are a registered shareholder and choose to vote in person at the Meeting, you do not need to complete or return your proxy form. Please check-in and register with a representative of TSX Trust Company at the registration tables when you arrive at the Meeting. You will need identification to enter the Meeting.

To vote Common Shares registered in the name of a corporation or other legal entity, an authorized officer or attorney of that corporation or legal entity must attend the Meeting in person. This person may have to provide proof that he or she is authorized to act on behalf of the corporation or other legal entity. Shares registered in the name of a corporation or other legal entity cannot be voted in person without adequate proof of authorization.

Changing Your Vote

You can revoke a vote you made by proxy by:

•

completing a proxy form that is dated later than the proxy form you are changing and mailing it to TSX Trust Company so that it is received at the address indicated before 10:00 a.m. (Toronto time) on June 19, 2019; or

•

making a request in writing to the Chair of the Meeting, at the Meeting, or any adjournment(s) or postponement(s) thereof, before any vote in respect of which the proxy has been given or taken. The written request can be from you or your authorized attorney.

How to Vote – Non-Registered Beneficial Shareholders

You are a non-registered (or beneficial) shareholder (a “Non-Registered Holder”) if your Common Shares are registered either:

a)

in the name of an intermediary such as a bank, trust company, securities dealer, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans (each, an “Intermediary”) that represents the Non-Registered Holder in respect of its Common Shares; or

b)	in the name of a depository (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

AKUMIN INC. | Management Information Circular | 2018 4

In accordance with the requirements of NI 54-101, we will distribute copies of the Notice, the Circular, the form of proxy and the supplemental mailing return list card (collectively, the “Meeting Materials”), either by mail or electronically, if consented, directly to Non-Registered Holders that are non-objecting beneficial owners and to Intermediaries for onward distribution to Non-Registered Holders that are objecting beneficial owners. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive such materials. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will receive a package from their Intermediary containing either:

a)	a voting instruction form that must be properly completed and signed by the Non-Registered Holder and returned to the Intermediary in accordance with the instructions on the voting instruction form;

or, less typically,

b)

a form of proxy that has already been stamped or signed by the Intermediary that is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder, but which otherwise has not been completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and deposit it with TSX Trust Company at the address set forth in the Notice.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of Common Shares that they beneficially own. The Company has agreed to pay for Intermediaries to forward the Meeting Materials to objecting beneficial owners.

A Non-Registered Holder may revoke a voting instruction form or proxy which has been given to an Intermediary by written notice to the Intermediary or by submitting a voting instruction form or proxy bearing a later date in accordance with the applicable instructions. In order to ensure that an Intermediary acts upon a revocation of a proxy or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

We do not have access to the names or holdings of all of our Non-Registered Holders. Should a Non-Registered Holder who receives either a voting instruction form or a form of proxy wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should follow the instructions contained on the voting instruction form or form of proxy within the time periods specified and appoint themselves (or another person to vote on their behalf). In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and service companies. If you are a Non-Registered Holder and have not received a package containing a voting instruction form or form of proxy, please contact your Intermediary.

At the Meeting, you should see a representative of TSX Trust Company at the table marked “Alternate attorneys/External proxyholders.”

Completing the Proxy Form

You can choose to vote “For”, “Against” or “Withhold”, depending on the items listed on the proxy form.

When you sign the proxy form, you authorize the directors and officers of the Company who are named in the proxy form to vote your Common Shares for you at the Meeting according to your instructions, unless you have appointed someone else to act as your proxy. If you return your proxy form and do not tell us how you want to vote your Common Shares, your vote will be counted: (a) FOR electing the nominee directors who are listed in the Circular and (b) FOR appointing PricewaterhouseCoopers LLP as auditors.

If you are appointing someone else to vote your Common Shares for you at the Meeting, strike out the two names of the individuals on the proxy form and write the name of the person voting for you in the space provided. If you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit on each item and on any other matter that may properly come before the Meeting.

If you are an individual shareholder, you or your authorized attorney must sign the form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form.

If you need help completing your proxy form, please contact TSX Trust Company – Investor Services within Canada and the United States toll-free at 1-866-600-5869, and from all other countries at 1-416-342-1091.

AKUMIN INC. | Management Information Circular | 2018 5

Additional Voting Information

You have one vote for each Common Share you held as at the close of business on May 22, 2019. As at the close of business on the date of this circular, 62,709,270 Common Shares were entitled to be voted at the Meeting.

The election of directors and the appointment of auditors will each be determined by a majority of votes cast at the Meeting by proxy or in person. Under the articles of the Company (the “Articles”), if there is a tie, the Chair of the Meeting does not cast the deciding vote.

TSX Trust Company will count and tabulate the votes for the Company.

For general shareholder enquiries, you can contact the transfer agent:

•	by mail at:

TSX Trust Company

Attention: Proxy Department

301-100 Adelaide Street West

Toronto ON M5H 4H1;

•	by telephone within Canada and the United States toll-free at 1-866-600-5869, and from all other countries 1-416-342-1091;

•	by fax at 416-595-9593; or

•	by email at tmxeinvestorservices@tmx.com.

Record Date, Quorum and Votes Necessary to Pass Resolutions

Each shareholder of record at the close of business on May 22, 2019 (the “Record Date”) is entitled to vote at the Meeting the Common Shares registered in his or her name on that date. The quorum for any meeting of shareholders is two who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 10% of the Common Shares entitled to be voted at the Meeting.

Pursuant to the Business Corporations Act (Ontario) (“OBCA”) and our Articles, a simple majority of the votes cast at the Meeting (by person or proxy) is required to pass an ordinary resolution.

At the Meeting, shareholders will be asked to consider and, if thought advisable, to: (a) pass an ordinary resolution to elect directors to the board of directors; and (b) pass an ordinary resolution to appoint auditors for the ensuing year and to authorize the members of the Audit Committee of the Company to fix such auditor’s remuneration.

Business of the Meeting

To the knowledge of the board of directors of the Company (the “Board”) and management of the Company, the only matters to be brought before the Meeting are those set out in the accompanying Notice and more particularly detailed below.

Receiving the Audited Annual Financial Statements

We will place before the Meeting the Company’s annual audited consolidated financial statements, including the auditors’ report thereon, for our 2018 fiscal year end, being the fiscal year ended December 31, 2018. These financial statements, together with the management’s discussion and analysis thereon, are available on SEDAR at www.sedar.com and the Company’s website at www.akumin.com.

Election of Directors

You will be electing a Board of five members. Please see “Election of Directors” in this Circular for more information. Directors appointed at the Meeting will serve, subject to our Articles and the OBCA, until the end of the next annual shareholder meeting. All of the individuals who have been nominated as directors are currently members of the Board and have been since before the closing of our initial public offering on December 1, 2017. Each director elected will hold office until the close of the next annual meeting of shareholders, unless prior thereto he or she resigns or his or her office becomes vacated by reason of death or other cause, or until their successors are elected or appointed.

AKUMIN INC. | Management Information Circular | 2018 6

If you do not specify how you want your Common Shares voted, the individuals named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the nominee directors named in this Circular.

Appointment of Auditors

The Board recommends that PricewaterhouseCoopers LLP be reappointed as auditors and that the Audit Committee of the Board be authorized to fix such auditor’s remuneration. The auditors will serve until the end of the next annual shareholder meeting or until a successor is appointed by the Board.

Information concerning the fees paid to the auditors of the Company may be found in our most recent Annual Information Form under the heading “Audit Committee – External Auditor Service Fees”, which is available under the Company’s profile on SEDAR at www.sedar.com.

If you do not specify how you want your Common Shares voted, the individuals named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of PricewaterhouseCoopers LLP as our auditors until the next annual meeting, and authorization of the Audit Committee of the Board to fix PricewaterhouseCoopers LLP’s remuneration.

Other Business

We will consider any other business that may properly come before the Meeting. As of the date of this Circular, we are not aware of any changes to the items above or any other business to be considered at the Meeting. If there are changes or new items, your proxyholder can vote your Common Shares on these items as he or she sees fit. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their best judgment.

Election of Directors

Majority Voting Policy

In accordance with the requirements of the Toronto Stock Exchange (“TSX”), our Board has adopted a “Majority Voting Policy” to the effect that a nominee for election as a director who does not receive a greater number of votes “for” than votes “withheld” in an election shall tender his or her resignation to the Chair promptly following the meeting of shareholders at which such votes are cast. Our Governance Committee will consider such tendered resignation and make a recommendation to our Board whether to accept it or not. Our Board will promptly accept the resignation unless it determines, in consultation with our Governance Committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. Our Board will make its decision and announce it in a press release within 90 days following the meeting of shareholders. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of our Board or our Governance Committee at which the resignation is considered.

Nominees

The Articles provide that the Board shall consist of a minimum of three and a maximum of ten directors, with the actual number to be determined from time to time by the Board. The Board has determined that, at the present time, there will be five directors, each of whom is to be elected at this Meeting and who will hold office until the end of the next annual meeting of shareholders, unless prior thereto he or she resigns or his or her office becomes vacated by reason of death or other cause, or until their successors are elected or appointed.

All nominees have established their eligibility and willingness to serve as directors. If, prior to the Meeting, any of the listed nominees become unable or unavailable to serve, proxies will be voted for any other nominee or nominees at the discretion of the proxyholder. As of the date hereof, management of the Company does not expect that any of the nominees will be unable to serve as a director. However, if for any reason at the time of the Meeting any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

AKUMIN INC. | Management Information Circular | 2018 7

The following sets our certain information regarding each of our nominee directors:

THOMAS (TOM) DAVIES Director Age: 60 Ontario, Canada Director Since: 2017 Independent

Present Principal Occupation and Positions Held during the Preceding Five Years(3)

Tom Davies has broad experience in real estate development, finance and administration, as well as mergers and acquisitions. Mr. Davies was appointed to the Board on March 20, 2017 to serve until the next annual meeting of shareholders or until such time as his successor has been duly elected or appointed. In his various roles, including, since July 2006, his principal occupation as Executive Vice President at the Remington Group, Mr. Davies has been directly responsible for successfully initiating and negotiating more than $100 million of real estate development and other business opportunities. From September 1996 until October 1998, he served as Chief Financial Officer of Canadian Medical Laboratories Limited, where he gained public company experience relating to executive compensation matters. Mr. Davies has served and continues to serve as a member of the board of directors of several private companies. Mr. Davies is a Certified Public Accountant (CPA/CA) and holds a Bachelor of Commerce degree from the University of Toronto.

Board/Committee Membership(1)	Meeting Attendance(2)

Board Audit Committee (Chair) Compensation Committee Governance Committee Independent Committee	11/11 (100%)

Securities Held
Common Shares 8,415	Securities Convertible into Common Shares 200,000 Options 8,414 RSUs

STAN DUNFORD

Director, Chair

Age: 69

Ontario, Canada

Director Since: 2017

Non-Independent: Mr. Dunford is not independent by virtue of the fact that he is a beneficial holder, directly or indirectly, of 10% or more of the votes attaching to all issued and outstanding securities of the Company.

Present Principal Occupation and Positions Held during the Preceding Five Years(3)

Stan Dunford has served as President and director of Republic Live, Inc. since December 2012. He also serves as Chairman of Tri-Line Carriers LP and Chief Executive Officer of Tri-Line Carriers LP and Contrans Flatbed Group LP. Mr. Dunford was appointed to the Board on March 20, 2017 to serve until the next annual meeting of shareholders or until such time as his successor has been duly elected or appointed. Mr. Dunford has significant experience in the management and stewardship of companies, including having served as the Chairman and Chief Executive Officer of Contrans Group Inc. (formerly Contrans Income Fund) since 1988; until its recent sale in 2014, as the Chairman, Chief Executive Officer and sole proprietor at Peterbilt of Ontario Inc., which owns and operated all the Peterbilt truck dealerships in Ontario; as a director at Brick Brewing Co. Ltd. since June 2008; as a director of the Ontario Trucking Association; as a director of Aumento Capital II Corporation since February 2014; and as a director TransForce Inc. from April 2015 to April 2016.

Board/Committee Membership(1)	Meeting Attendance(2)

Board (Chair)	4/5 (80%)

Securities Held
Common Shares(4) 7,267,710	Securities Convertible into Common Shares 200,000 Options 8,414 RSUs

AKUMIN INC. | Management Information Circular | 2018 8

MURRAY LEE Director, Lead Director Age: 59 Alberta, Canada Director Since: 2017 Independent

Present Principal Occupation and Positions Held during the Preceding Five Years(3)

Murray Lee is a Certified Public Accountant. He graduated in 1983 with a Masters of Accounting (Tax) degree from Brigham Young University. After graduating, Mr. Lee moved to Dallas, Texas where he worked for five years before re-locating to Calgary, Canada where he focused exclusively on Canada/U.S. cross-border transactions. He was appointed to the Board on March 20, 2017 to serve until the next annual meeting of shareholders or until such time as his successor has been duly elected or appointed. In Calgary, Mr. Lee spent 20 years as a partner of two different “big four” accounting firms, establishing and leading their Canada/U.S. cross-border tax practices, which included a three year role as human resources leader for a tax practice consisting of approximately 100 personnel. He has assisted both large and small clients in all aspects of Canada/U.S. taxation including reorganizations, mergers and acquisitions, cross-border financing and cross-border initial public offerings. He is the person who conceived and primarily developed the Canada/U.S. cross- border income trust structure and was heavily involved in its development and implementation assisting several businesses in going public using the structure. Mr. Lee has written several articles and made numerous presentations on various U.S. and cross-border issues. Since 2015, Mr. Lee has served as the Vice President, Finance of a privately held business which owns and manages several hotels and restaurants.

Board/Committee Membership(1)	Meeting Attendance(2)

Board Audit Committee Compensation Committee (Chair) Governance Committee (Chair) Independent Committee (Chair)	11/11 (100%)

Securities Held
Common Shares 8,415	Securities Convertible into Common Shares 200,000 Options 8,414 RSUs

JAMES WEBB Director Age: 59 Texas, United States Director Since: 2017 Independent

Present Principal Occupation and Positions Held during the Preceding Five Years(3)

James Webb founded Preferred Medical Imaging, LLC (“PMI”, which was acquired by the Company on August 9, 2017) with two other partners in 2000. Since its inception, Mr. Webb was instrumental in driving the growth of PMI. Prior to founding PMI, Mr. Webb held leadership positions in several diagnostic imaging companies, including founding and later selling a diagnostic imaging company with locations in South Florida, the Caribbean and Latin America. Mr. Webb has several entrepreneurial ventures in the development of healthcare focused organizations, including ambulatory surgery centers, toxicology labs, billing and collections, human resource management and wellness clinics. Mr. Webb was appointed to the Board on August 9, 2017 by the directors then in office to fill a vacancy on the Board in accordance with the by-laws of the Company. He was appointed to serve until the next annual meeting of shareholders or until such time as his successor has been duly elected or appointed. Mr. Webb began his career as a registered radiologic technologist and holds a Master’s degree in Health Administration.

Board/Committee Membership(1)	Meeting Attendance(2)

Board Audit Committee Compensation Committee Governance Committee Independent Committee	11/11 (100%)

Securities Held
Common Shares(5) 1,594,960	Securities Convertible into Common Shares 50,000 Options 8,414 RSUs

AKUMIN INC. | Management Information Circular | 2018 9

RIADH ZINE-EL-ABIDINE (ZINE)

Director, President and Chief

Executive Officer

Age: 47

Ontario, Canada

Director Since: 2015

Non-Independent: Mr. Zine is not independent by virtue of his executive position with the Company.

Present Principal Occupation and Positions Held during the Preceding Five Years(3)

Riadh Zine is the President and Chief Executive Officer of Akumin. Mr. Zine has served as a director of the Company since its amalgamation on August 12, 2015 and is to continue to serve as a director until the next annual meeting of shareholders or until such time as his successor has been duly elected or appointed. Mr. Zine’s interests in the Company are held either directly by him or indirectly by Z Strategies Inc., a privately-owned investment vehicle. Before his involvement with the Company, Mr. Zine was a Managing Director in Global Investment Banking at a leading Canadian investment bank, where he was responsible for providing strategic and financial advice to many of Canada’s largest corporations, entrepreneurs and private equity firms. He has over 15 years of experience executing public or private equity and debt financings, as well as mergers and acquisitions for a wide range of Canadian companies in the consumer, retail, healthcare, transportation and industrials sectors. Mr. Zine also worked at a leading Canadian bank on a number of strategic projects. Mr. Zine holds a M.Sc. in Financial Engineering from École des Hautes Études Commerciales, University of Montréal.

Board/Committee Membership(1)	Meeting Attendance(2)

Board	5/5 (100%)

Securities Held
Common Shares(6) 3,979,888	Securities Convertible into Common Shares 1,700,268 Options 442,000 RSUs

(1)	The director is currently a member of the Board and/or Board committees noted.
(2)	Attendance figures reflect Board and Board committee meetings held for the period between January 1, 2018 and December 31, 2018.
(3)	The information as to principal occupations, not being within the direct knowledge of the Company, has been furnished by the respective director nominee.
(4)	60,000 of such Common Shares are held indirectly through Floyd Dunford Limited.
(5)	1,586,545 of such Common Shares are held indirectly through Laurel Enterprises, LLC.
(6)	2,890,269 of such Common Shares are held indirectly through Z Strategies Inc.

As at the date of this Circular, to the Company’s knowledge, the current and proposed directors of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 12,859,388 Common Shares, representing approximately 20.51% of the issued and outstanding Common Shares (on a non-diluted basis).

Cease Trade Orders

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the proposed director nominees is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days.

Bankruptcies

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the proposed director nominees:

a)

is, as at the date of this Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

AKUMIN INC. | Management Information Circular | 2018 10

b)

has, within the last 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Securities Penalties or Sanctions

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the proposed director nominees has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Director Compensation

Our director compensation program is designed to attract and retain global talent to serve on our Board, taking into account the risks and responsibilities of being an effective director. Our objective regarding director compensation is to follow best practices with respect to retainers, the format and weighting of the cash and incentive components of compensation, and the implementation of share ownership guidelines. We believe the selected approaches have helped attract, and will help to attract and retain, strong members for our Board who will be able to fulfill their fiduciary responsibilities without competing interests.

The chart below outlines our director compensation program for our non-employee directors in the fiscal year ended December 31, 2018 (“Fiscal 2018”).

Type of Fee		Amount (1)
Board of Directors	Chair Board Member (cash compensation) Chair and Board Member (incentive compensation)	C$22,500/year C$50,000/year C$75,000/year	(2) (3)
Audit Committee	Chair Member	C$15,000/year C$7,500/year	(4)
Governance Committee	Chair Member	C$7,500/year C$3,750/year	(5)
Compensation Committee	Chair Member	C$7,500/year C$3,750/year	(6)
Independent Committee	Chair Member	C$9,000/quarter C$9,000/quarter	(7)
Meeting Fees	Out of province travel for Board meetings (as applicable)	C$2,500/meeting plus reimbursement of expenses

(1)	Represents compensation paid per year to each non-executive director. Any cash compensation hereof is to be paid on a quarterly basis to directors at the end of each quarter in Canadian dollars.
(2)	The Chair, Mr. Dunford, is to be compensated both in his capacity as Chair (C$22,500/year) and as a member of the Board (C$50,000/year).
(3)

Annual incentive compensation per director (C$75,000/year) will be paid in value of RSUs (as defined below), options or other incentive compensation plan (the grant of RSUs or options or other incentive compensation at such value to be determined on the date of grant).

(4)	Such compensation to be paid to members of the Audit Committee other than the Chair of the Audit Committee.
(5)	Such compensation to be paid to members of the Governance Committee other than the Chair of the Governance Committee.
(6)	Such compensation to be paid to members of the Compensation Committee other than the Chair of the Compensation Committee.
(7)

Amounts paid to the Chair and members of the Independent Committee per quarter were pro rated for the period of December 18, 2018 through December 31, 2018. An additional one-time retainer fee of C$15,000 was paid to each member upon formation of the Independent Committee on December 18, 2018 plus an additional one-time retainer fee of C$10,000 to the Chair of the Independent Committee. See “Committees of the Board – Independent Committee” below.

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Director Compensation Table

The following table sets out information concerning the Fiscal 2018 compensation earned by, paid to, or awarded to each director who is not also a NEO (as defined below).

Name	Fees Earned (C$)	Share-based Awards (C$)	Option-based Awards (C$)(1)	Non-equity Incentive Plan Compensation (C$)	Pension Value (C$)	All Other Compensation (C$)(2)	Total (C$)
Thomas (Tom) Davies	72,500	—	96,544	—	—	16,272	185,316
Stan Dunford	72,500	—	96,544	—	—	—	169,044
Murray Lee	72,500	—	96,544	—	—	26,272	195,316
James Webb	65,000	—	96,544	—	—	16,272	177,816

(1)

Fair value assigned to stock options using the using the Black-Scholes-Merton option pricing model as at the date of grant using the following assumptions: 7 year expected term; 33% volatility; risk-free interest rate of 2.33% per annum; and a dividend yield of 0%.

(2)	Such amounts represent fees paid to directors in respect of the Independent Committee. See “Committees of the Board – Independent Committee” below.

Outstanding Option-Based and Share-Based Awards

The following table sets out, for each director who is not also a NEO, information concerning all option-based and share-based awards outstanding as at December 31, 2018.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of share- based awards not paid out or distributed ($)
Thomas (Tom) Davies	150,000 50,000	0.50 3.74	March 15, 2026 November 16, 2025	435,000 Nil	8,414	28,608	—
Stan Dunford	150,000 50,000	0.50 3.74	March 15, 2026 November 16, 2025	435,000 Nil	8,414	28,608	—
Murray Lee	150,000 50,000	0.50 3.74	March 15, 2026 November 16, 2025	435,000 Nil	8,414	28,608	—
James Webb	50,000	3.74	November 16, 2025	Nil	8,414	28,608	—

(1)

Based on the closing price per Common Share of $3.40 on December 31, 2018, the last trading day of Fiscal 2018 (net of the exercise price per option). In accordance with the Option Plan (as defined below), vesting is to occur on or after the first anniversary of the grant date as to 34% of the number of options granted, 33% on the second anniversary of the grant date and 33% on the third anniversary of the grant date.

(2)

Based on the closing price per Common Share of $3.40 on December 31, 2018, the last trading day of Fiscal 2018. Subject to certain exceptions described in the RSU Plan, RSUs vest 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date.

Incentive Plan Awards – Value Vested or Earned During Fiscal 2018

The following table sets forth, for each of the Company’s directors, other than directors who are also NEOs, the value of Option and share-based awards which vested during Fiscal 2018, and the value of non-equity incentive plan compensation earned during Fiscal 2018:

Name	Option-based awards – Value vested during Fiscal 2018 ($)(1)	Share-based awards – Value vested during Fiscal 2018 ($)	Non-equity incentive plan compensation –Value earned during Fiscal 2018 ($)
Thomas (Tom) Davies	185,625	31,136	—
Stan Dunford	185,625	31,136	—
Murray Lee	185,625	31,136	—
James Webb	—	31,136	—

(1)

Represents the aggregate dollar value of $4.25 per Common Share, which would have been realized if such Options had been exercised on the vesting date of March 15, 2018, less the exercise price of $0.50 per Common Share.

(2)	Represents the aggregate dollar value of $3.70 per Common Share on the vesting date of November 15, 2018 of share-based awards (namely, RSUs).

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Compensation Discussion and Analysis

Overview

The following discussion describes the significant elements of executive compensation program, with particular emphasis on the process for determining compensation payable to the President and Chief Executive Officer and the Chief Financial Officer and Corporate Secretary and, other than the President and Chief Executive Officer and the Chief Financial Officer and Corporate Secretary, each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity (collectively, the “NEOs”). The NEO’s are:

•	Riadh Zine, President and Chief Executive Officer, Director;

•	Mohammad Saleem, Chief Financial Officer and Corporate Secretary;

•	Rohit Navani, Executive Vice President and Chief Operating Officer;

•	Amy Adams, Senior Vice President; and

•	Laura Kassa, Senior Vice President.

We operate in a dynamic and rapidly evolving market. To succeed in this environment and to achieve our business and financial objectives, we need to attract, retain and motivate a highly talented team of executive officers. We expect our team to possess and demonstrate strong leadership and management capabilities, as well as foster our culture, which is at the foundation of our success and remains a pivotal part of our everyday operations.

Our executive compensation program is designed to achieve the following objectives:

•

provide market-competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to our success;

•	motivate our executive officers to achieve our business and financial objectives;

•	align the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business; and

•	provide incentives that encourage appropriate levels of risk-taking by our executive officers and provide a strong pay-for-performance relationship.

We offer our executive officers cash compensation in the form of base salary, an annual bonus and equity-based compensation in the form of stock options pursuant to an amended and restated stock option plan dated November 14, 2017 (the “Option Plan”) and restricted share units (“RSUs”) pursuant to an amended and restated restricted share unit plan dated November 14, 2017 (the “RSU Plan”). We provide our base salaries at levels that we believe are necessary to attract and retain executive officer talent. While we have determined that our current executive compensation program is effective at attracting and maintaining executive officer talent, we evaluate our compensation practices on an ongoing basis to ensure that we are providing market-competitive compensation opportunities for our executive team.

We believe that equity-based compensation awards motivate our executive officers to achieve our business and financial objectives, and also align their interests with the long-term interests of our shareholders. We provide base salary to compensate employees for their day-to-day responsibilities, at levels that we believe are necessary to attract and retain executive officer talent. While we have determined that our current executive officer compensation program is effective at attracting and maintaining executive officer talent, we evaluate our compensation practices on an ongoing basis to ensure that we are providing market-competitive compensation opportunities for our executive team.

This includes evaluating our compensation philosophy and compensation program as circumstances require. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, including the ability to attract and retain key employees and to adapt to growth and other changes in our business and industry.

Compensation Governance

Our Compensation Committee is responsible for assisting our Board in fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession planning, and compensation policies, processes and practices. Our Compensation Committee is also responsible for ensuring that our compensation policies and practices provide an appropriate balance of risk and reward consistent with our risk profile.

Our Board has adopted a written charter for our Compensation Committee setting out its responsibilities for administering our compensation programs and reviewing and making recommendations to our Board concerning the level and nature of the compensation payable to our directors and officers. Our Compensation Committee’s oversight includes reviewing objectives, evaluating performance and ensuring that total compensation paid to our executive officers and various other key employees is fair, reasonable and consistent with the objectives of our philosophy and compensation program. See also “Corporate Governance – Committees of our Board – Compensation Committee.”

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Principal Elements of Compensation

The compensation of our executive officers includes three major elements: (a) base salary; (b) short-term incentives, consisting of an annual bonus; and (c) long-term equity incentives, currently consisting of Options and RSUs granted from time to time under our Option Plan and RSU Plan, respectively. Perquisites and personal benefits are not a significant element of compensation of our executive officers.

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Adjustments to base salaries are expected to be determined annually and may be increased based on the executive officer’s success in meeting or exceeding individual objectives, as well as to maintain market competitiveness. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive officer’s role or responsibilities.

Annual Bonuses

Discretionary annual bonuses are designed to motivate our executive officers to meet our business and financial objectives generally and our annual financial performance targets in particular. The Compensation Committee establishes performance targets with the objective of rewarding senior management with a short-term incentive award proportionate to the success of the Company in achieving those targets. The non-equity annual incentive plans pay a cash bonus that is intended to reward each executive for his or her yearly individual contribution and performance of personal objectives in the context of overall annual corporate performance.

Long-Term Incentives – Stock Options and Restricted Stock Unites

The executive officers, along with our directors, employees and consultants, will be eligible to participate in the long-term incentive program which will be comprised of Options and RSUs issued pursuant to the Option Plan and RSU Plan, respectively. The purpose of the long-term incentive program is to promote greater alignment of interests between employees and shareholders and to support the achievement of the Company’s longer-term performance objectives while providing a long-term retention element.

Our Board will be responsible for administering both the Option Plan and the RSU Plan, and the Compensation Committee will make recommendations to our Board in respect of matters relating to the Option Plan and RSU Plan. Previous grants are taken into account when considering new option grants.

Option Plan

Under the terms of the Option Plan, our Board, or, if authorized by our Board, such committee of the Board to which the Board may choose to delegate such authority, may grant Options to certain “eligible participants”. Eligible participants include any employee, executive officer, director or consultant of: (a) the Company; or (b) any affiliate of the Company (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any affiliate), and also includes certain permitted assigns of any such person.

Participation in the Option Plan is voluntary and, if an eligible participant agrees to participate, the grant of Options will be evidenced by a grant agreement with each such participant. The interest of any eligible participant in any Option is not assignable or transferable. The exercise price for the Options will be the volume weighted average trading price of the Common Shares on an internationally recognized Canadian exchange (including the TSX) for the five trading days immediately preceding the day on which the Option is granted, or such greater amount as the Board may determine; provided, however, that the exercise price of an Option shall not be less than the minimum exercise price required by the applicable rules of the exchange.

The maximum number of Common Shares reserved for issuance, in the aggregate, under our Option Plan (and under any other share compensation arrangements of the Company, including the RSU Plan) is 10% of the aggregate number of Common Shares which are outstanding from time to time. As at December 31, 2018, this represented 6,237,127 Common Shares. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of the Common Shares issuable under the Option Plan, and any exercise of options will make new grants available under the Option Plan.

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Unless otherwise fixed by the Board at the time an option is granted (as set forth in a grant agreement), and subject to any applicable rules of the TSX, the Option Plan provides that: (a) the expiry date of an option will be the seventh anniversary of the date of grant; and (b) options will vest over a three year period following the date of such grant as follows:

•	on or after the first anniversary of the date of grant: 34%;

•	on or after the second anniversary of the date of grant: 33%; and

•	on or after the third anniversary of the date of grant: 33%.

In the event that an eligible participant receives Common Shares from the Company in satisfaction of a grant of options during a Company-imposed black-out period, the holder shall not be entitled to sell or otherwise dispose of such Common Shares until such black-out period has expired. In the event that a participant’s options are set to expire during a black-out period, such expiry date shall be automatically extended for ten business days after the expiry of the black-out period following the date the relevant black-out period is lifted, terminated or removed.

The maximum number of Common Shares:

a)

issuable to “insiders” (as defined under Section 1 of the Securities Act (Ontario)) at any time under the Option Plan and any other security based compensation arrangements of the Company cannot exceed 10% of the aggregate number of Common Shares which are outstanding from time to time; and

b)

issued to such insiders within any one-year period under the Option Plan and any other security based compensation arrangements cannot exceed 10% of the aggregate number of Common Shares which are outstanding from time to time.

The following table describes the impact of certain events upon the rights of holders of Options under the Option Plan, including termination for cause, termination other than for cause and death, subject to the terms of a participant’s employment agreement:

Event Provisions	Provisions
Termination for Cause	All vested and unvested options held by the holder will immediately terminate and become null, void and of no effect on the date on which Akumin gives notice of termination for cause.

Ceasing to be a (non-executive) Director	The expiry date for options that had vested on the date such holder ceases to be a director will be the earlier of the expiry date shown on the relevant grant agreement and the date that is 180 days following the date such holder ceases to be an eligible participant (as a result of his or her ceasing to be a director of the Company). Options which are outstanding but unvested on the date such holder ceases to be a director will immediately terminate and become null, void and of no effect.

Voluntary Resignation or Termination without Cause	The expiry date for options that had vested on the date such holder voluntarily resigns or is terminated by the Company without cause will be the earlier of the expiry date shown on the relevant grant agreement and the date which is 30 days following the date such holder ceases to be an eligible participant (as a result of his or her voluntary resignation or termination without cause). Options which are outstanding but unvested on the date such holder voluntary resigns or is terminated by the Company without cause will immediately terminate and become null, void and of no effect.

Disability	The Board may in its discretion determine that a holder with a disability shall no longer be an eligible participant. If so, the expiry date for options that had vested on the date such holder ceases to be an eligible participant will be the earlier of the expiry date shown on the relevant grant agreement and the date which is 180 days following the date such holder ceases to be an eligible participant. Options which are outstanding but unvested on the date such holder ceases to be an eligible participant will immediately terminate and become null, void and of no effect.

Retirement	The expiry date for options that had vested on the date such holder ceases to be an eligible participant as a result of his or her retirement in accordance with the Company’s then applicable retirement policy or a determination of the Board will be the earlier of the expiry date shown on the relevant grant agreement and the date which is 180 days following the date such holder ceases to be an eligible participant. Options which are outstanding but unvested on the date such holder ceases to be an eligible participant will immediately terminate and become null, void and of no effect.

Death	The expiry date for options that had vested immediately prior to the death of the holder will be the earlier of the expiry date shown on the relevant grant agreement and the date which is 180 days after the date of such holder’s death. Options that are outstanding but unvested immediately prior to the holder’s death will immediately terminate and become null, void and of no effect upon the death of the holder.

Notwithstanding the foregoing, the Board may, in its sole discretion, but subject to applicable laws and TSX rules, extend the expiry date of options referenced above.

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In connection with a change of control of the Company, any surviving or acquiring corporation must:

a)	assume any option outstanding under the Option Plan on substantially the same economic terms and conditions as the Option Plan; or

b)

substitute or replace similar stock options (including an award to acquire the same consideration paid to the securityholders of the Company as part of the change of control transaction) for those options outstanding under the Option Plan on substantially the same economic terms and conditions as the Option Plan.

In the event any surviving or acquiring corporation neglects or refuses (as determined by the Board, acting reasonably) to assume any options or to substitute or replace similar stock options for those outstanding options under the Option Plan, then with respect to any options which remain outstanding, the vesting of such options will automatically and without further action by the Board or the Company be immediately accelerated so that such options will be fully vested. In addition, in such event, the Board may determine that outstanding options will terminate if not exercised (if applicable) at or prior to such change of control transaction. The Board may also, in its discretion, conditionally or otherwise, in the event of a change of control subject to the terms of the Option Plan, accelerate the vesting date of unvested options and to modify the terms of options to assist the holders to tender their securities in a takeover bid.

Our Board may amend, suspend or terminate the Option Plan or any portion thereof in accordance with applicable legislation, and subject to any required regulatory or shareholder approval; provided, however, that such amendment, suspension or termination will not, without the consent of the eligible participant, alter or impair any options previously granted under the Option Plan, or any rights pursuant thereto granted previously to any eligible participant.

The Board may, subject to any necessary regulatory approval, at its discretion from time to time, amend the Option Plan and the terms and conditions of any option thereafter to be granted and may make such amendment for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of the TSX, or for any other purpose which may be permitted by law, provided always that any such amendment will:

a)	not adversely alter or impair any option previously granted except as permitted by the terms of the Option Plan;

b)	be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX; and

c)	be subject to shareholder approval, where required by law, the requirements of the TSX or the Option Plan or any other governmental entity.

Shareholder approval is required for certain amendments to the Option Plan, including, but not limited to, amendments providing for: (a) an increase in the maximum number of Common Shares that may be issuable from the Company’s treasury pursuant to options granted under the Option Plan; and (b) an extension of the time under which an option expires beyond its original expiry date.

The Board may from time to time, in its discretion and without the approval of shareholders or eligible participants, make changes to the Option Plan any option which may include, but are not limited to, the following matters:

a)

any amendment of a “housekeeping” nature, including, without limitation, those made to clarify the meaning of an existing provision of the Option Plan, correct or supplement any provision of the Option Plan that is inconsistent with any other provision of the Option Plan, correct any grammatical or typographical errors or amend the definitions in the Option Plan regarding administration of the Option Plan;

b)	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any option;

c)	any amendment to the Option Plan respecting administration and eligibility for participation under the Option Plan; and

d)

an amendment of the Option Plan or an option as necessary to comply with applicable law or the requirements of the TSX or any other regulatory body having authority over the Company, the Option Plan, the participants or the shareholders of the Company.

RSU Plan

Under the terms of the RSU Plan, our Board, or if authorized by our Board, such committee of the Board to which the Board may choose to delegate such authority, may grant RSUs to “eligible participants”. Eligible participants include any employee, executive officer, director or consultant of: (a) the Company; or (b) any affiliate of the Company (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any affiliate), and also includes certain permitted assigns of any such person.

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Participation in the RSU Plan is voluntary and, if an eligible participant agrees to participate, the grant of RSUs will be evidenced by a grant agreement with each such participant. The interest of any eligible participant in any RSU is not assignable or transferable. Each RSU entitles an eligible participant to receive one Common Share in accordance with the terms set forth in the RSU Plan.

The maximum number of Common Shares reserved for issuance, in the aggregate, under our RSU Plan (and under any other share compensation arrangements of the Company, including the Option Plan) is 10% of the aggregate number of Common Shares which are issued and outstanding from time to time. As at December 31, 2018, this represented 6,237,127 Common Shares. For greater certainty, any increase in the issued and outstanding Common Shares will result in an increase in the available number of the Common Shares issuable under the RSU Plan, and any exercise of RSUs will make new grants available under the RSU Plan. Each RSU granted or credited to an eligible participant entitles such holder to one Common Share in the capital of the Company.

Except as otherwise provided in a grant agreement or any other provision of the RSU Plan, the vesting dates shall be determined as follows:

•	1⁄2 of the RSUs granted shall vest on the first anniversary of the date of grant; and

•	1⁄2 of the RSUs granted shall vest on the second anniversary of the date of grant.

In the event that an eligible participant receives Common Shares from the Company in satisfaction of a grant of RSUs during a Company-imposed black-out period, the holder shall not be entitled to sell or otherwise dispose of such Common Shares until such black-out period has expired. In the event that a participant’s RSUs are set to expire during a black-out period, such expiry date shall be automatically extended for ten business days after the expiry of the black-out period following the date the relevant black-out period is lifted, terminated or removed.

The maximum number of Common Shares:

a)

issuable to “insiders” (as defined under Section 1 of the Securities Act (Ontario)) at any time pursuant to the exercise of RSUs granted under the RSU Plan and any other security based compensation arrangements, cannot exceed 10% of the aggregate number of Common Shares which are outstanding from time to time; and

b)

issued to such insiders within any one year period under the RSU Plan and any other security based compensation arrangements, cannot exceed 10% of the aggregate number of Common Shares which are outstanding from time to time.

The following table describes the impact of certain events upon the rights of holders of RSUs under the RSU Plan, including termination for cause, termination other than for cause and death, subject to the terms of a participant’s employment agreement:

Event Provisions	Provisions
Termination for cause	All unvested RSUs expire on the termination date and are of no further force or effect and such holder shall no longer be eligible for a grant of RSUs.

Ceasing to be a Director	All unvested RSUs will vest and shall be settled as soon as practicable following the vesting date.

Termination other than for cause	All unvested RSUs will vest and shall be settled as soon as practicable following the vesting date.

Disability	All unvested RSUs will vest and shall be settled as soon as practicable following the vesting date.

Retirement	All unvested RSUs will vest and shall be settled as soon as practicable following the vesting date.

Death	All unvested RSUs will vest and shall be settled as soon as practicable following the vesting date.

In connection with a change of control of the Company, our Board has the right to provide for the conversion or exchange of any outstanding RSUs into or for units, rights or other securities in any entity participating in or resulting from a change of control, provided that the value of previously granted RSUs and the rights of participants are not materially adversely affected by any such changes.

Our Board may, in its sole discretion, suspend or terminate the RSU Plan at any time, or from time to time, amend, revise or discontinue the terms and conditions of the RSU Plan or of any RSU granted under the RSU Plan and any grant agreement relating thereto, subject to any required regulatory, TSX and shareholder approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any RSU previously granted except as permitted by the terms of the RSU Plan or as required by applicable laws.

The Board may from time to time, in its discretion and without the approval of shareholders of the Company or eligible participants, make changes to the RSU Plan or any RSUs that do not require the approval of shareholders of the Company, provided always that such amendment or revision shall: (a) not adversely alter or impair any RSU previously granted except as permitted by the terms of the RSU Plan; (b) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX; and (c) where required by law, be subject to shareholder approval, the

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requirements of the TSX or the RSU Plan. On this basis, amendments may include, but are not limited to the following matters:

a)

any amendment of a “housekeeping” nature, including, without limitation, those made to clarify the meaning of an existing provision of the RSU Plan, correct or supplement any provision of the RSU Plan that is inconsistent with any other provision of the RSU Plan, correct any grammatical or typographical errors or amend the definitions in the RSU Plan regarding administration of the RSU Plan;

b)	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any RSUs;

c)	any amendment to the RSU Plan respecting administration and eligibility for participation under the RSU Plan; and

d)

an amendment of the RSU Plan or an RSU as necessary to comply with applicable law or the requirements of the TSX or any other regulatory body having authority over the Company, the RSU Plan, the participants or the shareholders of the Company.

In the event a dividend becomes payable on the Common Shares, then on the payment date for such dividend, each participant’s notional account shall, unless otherwise determined by the Board in respect of any grant of RSUs, be credited with additional RSUs (including fractional RSUs) of the same kind as credited in such participant’s applicable notional account, the number of which shall be determined by dividing: (i) the amount determining by multiplying: (a) the number of RSUs in such participant’s notional account (whether vested or unvested) on the record date for the payment of such dividend by; (b) the dividend paid per Common Share; by (ii) the market value of a Common Share on the dividend payment date for such dividend, in each case, with fractions computed to two decimal places. Such additional RSUs (including fractional RSUs), if credited, shall vest on the same basis as the underlying RSUs.

Share Performance Graph

The following graph and chart compare the cumulative total shareholder return on Common Shares from December 1, 2017, when the Company became a reporting issuer, through December 31, 2018, with a cumulative total return of the S&P/TSX Capped Healthcare Index, S&P/TSX Composite Index and S&P/TSX Venture Composite Index during the same period, assuming a $100 initial investment and the reinvestment of any dividends.

The trend in the above performance graph shows an investment in the Company has largely maintained its value over the 13-month period since the Company completed its initial public offering and has performed in line with comparable indices.

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As we have only completed one year as a public company, there is limited information available to establish trends related to NEO compensation over the same period. Since we completed our initial public offering in December 2017, base salary for our NEOs has remained unchanged. Our executive compensation programs place a large emphasis on at-risk pay in the form of equity-based compensation such that our NEOs are aligned with the same return on investment that shareholders have realized and would realize over the long term. Equity and non-equity compensation programs for our NEOs are tied to financial and non-financial metrics designed for the specific NEO and their duties and responsibilities and our long-term business plans, which include building scale, increasing profitability and improving return on capital. As a result, total compensation may not always be tied to share performance. It is our philosophy to pay compensation to our NEOs and other executive officers at competitive levels in order to retain and motivate those executives who are critical to the long-term success of the Company.

Summary Compensation Table

The following table sets out information concerning the compensation earned by, paid to, or awarded to the persons determined to be NEOs in Fiscal 2018. The Company completed its initial public offering on December 1, 2017. As a result, compensation for the fiscal year ended December 31, 2017 and prior periods have not been disclosed.

					Non-equity Incentive Plan Compensation ($)
Name	Fiscal Year	Salary ($)	Share-based Awards ($)(1)	Option-based Awards ($)(2)	Annual Incentive Plan	Long-term Incentive Plans	Pension Value ($)	All Other Compensation ($)(3)	Total Compensation ($)
Riadh Zine President and Chief Executive Officer	2018	500,000	—	1,284,413	650,000	—	—	9,600	2,444,013
Rohit Navani Executive Vice President and Chief Operating Officer	2018	360,000	—	477,068	300,000	—	—	9,600	1,146,668
Mohammad Saleem Chief Financial Officer and Corporate Secretary	2018	225,000	—	322,938	150,000	—	—	6,720	704,658
Laura Kassa Senior Vice President	2018	175,000	519,200	183,488	100,000	—	—	11,427	989,114
Amy Adams Senior Vice President	2018	300,000	236,000	146,790	100,000	—	—	12,220	795,010

(1)

Represents the fair value of the share-based award (namely, RSUs) granted to our executive officers which were awarded on the grant date in Fiscal 2018. Each holder of an RSU is entitled to receive one Common Share. RSUs are assigned a value based on the market value of the Common Shares on the grant date. Subject to the terms of the RSU Plan, the RSUs vest over a two year period.

(2)	Fair value assigned to stock options using the Black-Scholes valuation model as of the grant date.
(3)

This amount is comprised of an $800 per month automobile allowance for each of Riadh Zine and Rohit Navani and a $560 per month automobile allowance for each of Mohammad Saleem, Laura Kassa and Amy Adams. With respect to Laura Kassa and Amy Adams, this amount also includes $4,707 and $5,500, respectively, in matching contributions made by the Company to a 401(k) retirement plan maintained for the benefit of all participating U.S. based employees.

Employment Agreements, Termination and Change of Control Benefits

Employment agreements are in place for each of the NEOs. The contracts set out the principal terms of the employment relationship between the Company or an affiliate of the Company, as applicable, including the NEO’s overall role, the expectations of the Company with respect to business practices and financial terms. Such employment agreements also include provisions regarding confidentiality and non-competition (within a 20-mile radius of any facility of the Company during the term of employment and for a period of one year after termination) as well as eligibility for our benefit plans.

For Mr. Zine and Mr. Navani, in the case of termination of employment by the Company without cause, each will be entitled to: (a) a lump sum payment equal to two years of Mr. Zine or Mr. Navani’s then current base salary; and (b) a lump sum representing the value of Mr. Zine or Mr. Navani’s annual bonus prorated to reflect the duration of the “notice period” (being 2 years), which: (i) if termination occurs on or after January 1, 2019 but before December 31, 2019, will be equal to the annual bonus paid to Mr. Zine or Mr. Navani in Fiscal 2018 pro rated for the notice period; or (ii) if termination occurs on or after January 1, 2020 and any year of employment thereafter, will be equal to the average annual bonus paid to Mr. Zine or Mr. Navani in the previous two fiscal years. The same entitlements apply in the event that Mr. Zine or Mr. Navani resigns from employment with the Company within the twelve-month period following a change of control event.

For Mr. Saleem, in the case of termination of employment by the Company without cause, he will be entitled to: (a) a lump sum payment equal to one year of Mr. Saleem’s then current base salary; and (b) a lump sum representing the value of Mr. Saleem’s annual bonus prorated to reflect the duration of the “notice period”, which: (i) if termination occurs on or after January 1, 2019 but before December 31, 2019, will be equal to the annual bonus paid to Mr. Saleem in Fiscal 2018; or (ii) should termination occur on or after January 1, 2020 and any year of employment thereafter, the average annual bonus paid to Mr. Saleem in the previous two fiscal years.

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In the case of termination of employment by the Company of Amy Adams without cause, her employment contract entitles her to a severance payment equal to her then current base salary for a period of time equal to the product of two weeks multiplied by the number of years Ms. Adams has then been employed by the Company or any of its past or present affiliates, up to an aggregate maximum of 26 weeks, subject to certain conditions.

For Ms. Kassa, in the case of termination of employment by the Company without cause, she will be entitled to a lump sum payment equal to six months of her then current base salary.

The table below shows the incremental payments that would be made to our NEOs under the terms of their employment agreements upon the occurrence of certain events, if such events were to have occurred as at December 31, 2018.

Name	Event	Severance ($)		Acceleration of Option-Based Awards ($)(1)	Acceleration of Share-Based Awards ($)(2)	Total ($)
Riadh Zine President and Chief Executive Officer	Termination by the Company without cause or resignation by employee in the twelve months following a change of control	2,300,000		2,393,277	3,005,600	7,698,877
Rohit Navani Executive Vice President and Chief Operating Officer	Termination by the Company without cause or resignation by employee in the twelve months following a change of control	1,320,000		1,160,000	1,394,000	3,874,000
Mohammad Saleem Chief Financial Officer and Corporate Secretary	Termination by the Company without cause	375,000		319,000	748,000	1,442,000
Amy Adams Senior Vice President	Termination by the Company without cause	150,000	(3)	—	170,000	320,000
Laura Kassa Senior Vice President	Termination by the Company without cause	87,500		580,000	374,000	1,041,500

(1)

Assumes full vesting of outstanding in-the-money Options in accordance with the Option Plan based on the closing price per Common Share of $3.40 on December 31, 2018, the last trading day of Fiscal 2018 (net of the exercise price of $0.50 for such Options).

(2)	Assumes full vesting of outstanding RSUs in accordance with the RSU Plan based on the closing price per Common Share of $3.40 on December 31, 2018, the last trading day of Fiscal 2018.
(3)	Assumes payment based on a period of 26 weeks, which is the maximum post-termination payment period to which Ms. Adams is entitled under her employment agreement.

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out information concerning the option-based and share-based awards granted to our NEOs that were outstanding as at December 31, 2018:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of share- based awards not paid out or distributed ($)
Riadh Zine	825,268	0.50	March 15, 2026	2,393,277	442,000	1,502,800	—
President and Chief Executive Officer	875,000	3.74	November 16, 2025	Nil
Rohit Navani	400,000	0.50	March 15, 2026	1,160,000	205,000	697,000	—
Executive Vice President and Chief Operating Officer	325,000	3.74	November 16, 2025	Nil
Mohammad Saleem	110,000	0.50	March 15, 2026	319,000	110,000	374,000	—
Chief Financial Officer and Corporate Secretary	220,000	3.74	November 16, 2025	Nil
Amy Adams Senior Vice President	100,000	3.74	November 16, 2025	Nil	50,000	170,000	—
Laura Kassa Senior Vice President	200,000 125,000	0.50 3.74	March 15, 2026 November 16, 2025	580,000 Nil	110,000	374,000	—

(1)	Based on the closing price per Common Share of $3.40 on December 31, 2018, the last trading day of Fiscal 2018, less the exercise price.

AKUMIN INC. | Management Information Circular | 2018 20

(2)

RSUs will vest in accordance with the RSU Plan. The dollar values in this column are based on the closing price per Common Share of $3.40 on December 31, 2018, the last trading day of Fiscal 2018. The actual amount payable, if any, in respect of the RSUs will depend on, among other things, the market value of the Common Shares on the vesting date and the Company’s performance during the interim period.

Incentive Plan Awards – Value Vested or Earned During Fiscal 2018

The following table indicates, for each of our NEOs, a summary of the value of the option-based and share-based awards vested in accordance with their terms during Fiscal 2018 (assuming the continued employment of each NEO):

Name	Option-Based Awards – Value Vested During Fiscal 2018 ($)(1)	Share-Based Awards – Value Vested During Fiscal 2018 ($)(2)	Non-equity incentive plan compensation – Value earned during Fiscal 2018 ($)(3)
Riadh Zine	1,021,268	1,635,400	650,000
President and Chief Executive Officer
Rohit Navani	495,000	758,500	300,000
Executive Vice President and Chief Operating Officer
Mohammad Saleem	136,125	407,000	150,000
Chief Financial Officer and Corporate Secretary
Amy Adams	—	—	100,000
Senior Vice President
Laura Kassa	247,500	—	100,000
Senior Vice President

(1)

Represents the aggregate dollar value of $4.25 per Common Share, which would have been realized if such Options had been exercised on the vesting date of March 15, 2018, less the exercise price of $0.50 per Common Share.

(2)	Represents the aggregate dollar value of $3.70 per Common Share on the vesting date of November 15, 2018 of share-based awards (namely, RSUs).
(3)	Represents non-equity annual cash bonus paid in respect of Fiscal 2018.

Corporate Governance

General

The Board believes that sound corporate governance practices are essential to the proper management and operation of our business. This includes compliance with applicable regulatory requirements and best practices that go beyond the requirements mandated by regulation.

We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices.

Disclosure of our governance practices as required under National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) is set out below and describes our approach to corporate governance.

To comply with these various standards and achieve best practices, we have adopted comprehensive corporate governance policies and procedures. Our key policies and documents include the following:

•	Mandate of the Board of Directors

•	Charters of the Board Committees, including the Audit Committee, the Compensation Committee and the Governance Committee

•	Code of Conduct

•	Whistleblower Policy

•	Disclosure Policy

•	Insider Trading Policy

•	Corporate Governance Guidelines (which includes our majority voting policy)

Composition of our Board and Board Committees

Under our Articles, our Board is to consist of a minimum of one and a maximum of 10 directors, as determined from time to time by the directors.

AKUMIN INC. | Management Information Circular | 2018 21

The size of the Board is currently set at five directors. The directors will be elected by shareholders at each annual meeting of shareholders and all directors will hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed.

Pursuant to the disclosure contemplated by Item 15 of Form 58-101F1 – Corporate Governance Disclosure, the Company currently has no female directors. Of the five NEO’s, two (or 40%) are women.

Director Independence

A director is considered to be independent if he or she is independent within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect relationship which could, in the view of our Board, be reasonably expected to interfere with a director’s independent judgment. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that of the five directors on our Board, Riadh Zine will not currently be considered independent because of his management role with the Company and Stan Dunford will not be considered independent because of his present ownership of more than 10% of the outstanding common shares of the Company (pursuant to applicable securities laws). Certain members of our Board are also members of the board of directors of other public companies. Our Board has not adopted a director interlock policy, but is keeping informed of other public directorships held by its members.

Meetings of Independent Directors and Conflicts of Interest

Our Board believes that, given its size and structure, it is able to facilitate independent judgment in carrying out its responsibilities.

If the chair of the Company (the “Chair”) is not independent, then the Company shall appoint an independent lead director from among the directors who shall serve for such term as the Board may determine. In circumstances where the Chair has a material interest in a matter before the Board and cannot participate owing to a conflict in respect thereof, the lead director shall fill in for the role of the Chair (for a whole meeting or any part of a meeting). Murray Lee has been appointed as lead director by our Board and is responsible for ensuring that the directors who are independent of management have opportunities to meet without management present, as required. The lead director shall be appointed and replaced from time to time by a majority of independent directors and shall be an independent director. Discussions will be led by the lead director who will provide feedback subsequently to the Chair.

A director who has a material interest in a matter before our Board or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the OBCA regarding conflicts of interest.

Director Term Limits and Other Mechanisms of Board Renewal

Our Board has not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Governance Committee of our Board will seek to maintain the composition of our Board in a way that provides, in the judgement of our Board, the best mix of skills and experience to provide for our overall stewardship. Our Governance Committee also is expected to conduct a process for the assessment of our Board, each committee and each director regarding his, her or its effectiveness and performance, and to report evaluation results to our Board.

Mandate of our Board of Directors

Our Board is responsible for supervising the management of the business and affairs, including providing guidance and strategic oversight to management. Our Board has adopted a formal mandate in the form set forth in Appendix “B” that includes the following:

•	appointing the President and Chief Executive Officer;

•

approving the corporate goals and objectives that the President and Chief Executive Officer is responsible for meeting and reviewing the performance of the President and Chief Executive Officer against such corporate goals and objectives;

AKUMIN INC. | Management Information Circular | 2018 22

•

taking steps to satisfy itself as to the integrity of the President and Chief Executive Officer and other senior executive officers and that the President and Chief Executive Officer and other senior executive officers create a culture of integrity throughout the organization; and

•	reviewing and approving management’s strategic and business plans.

Our Board has adopted a written position description for the Chair, which sets out the Chair’s key responsibilities, including, among others, duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development and communicating with shareholders and regulators. Our Board has also adopted a written position description for our lead director.

Our Board has adopted a written position description for each of our committee chairs which sets out each of the committee chair’s key responsibilities, including, among other things, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

Our Board has adopted a written position description for our President and Chief Executive Officer which sets out the key responsibilities of our President and Chief Executive Officer, including, among other duties in relation to providing overall leadership, ensuring the development of a strategic plan and recommending such plan to our Board for consideration, ensuring the development of an annual corporate plan and budget that supports the strategic plan and recommending such plan to our Board for consideration and supervising day-to-day management and communicating with shareholders and regulators.

Orientation and Continuing Education

We have implemented an orientation program for new directors under which a new director will meet with the Chair, the lead director, members of senior management and our secretary. It is anticipated that new directors will be provided with comprehensive orientation and education as to the nature and operation of Akumin and our business, the role of our Board and its committees, and the contribution that an individual director is expected to make. Our Governance Committee will be responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current. The chair of each committee will be responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.

Code of Conduct

Our Board has adopted a written code of conduct (the “Code of Conduct”) that applies to all of our directors, officers and employees. The objective of the Code of Conduct is to provide guidelines for maintaining our and our subsidiaries integrity, reputation, honesty, objectivity and impartiality. The Code of Conduct addresses conflicts of interest, protection of our assets, confidentiality, fair dealing with shareholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behaviour. As part of the Code of Conduct, any person subject to the Code of Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to our best interests or that may give rise to real, potential or the appearance of conflicts of interest. Our Board will have ultimate responsibility for the stewardship of the Code of Conduct and it will monitor compliance through our Governance Committee. Directors, officers and employees will be required to annually certify that they have not violated the Code of Conduct. The Code of Conduct will be filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com.

Committees of our Board

Our Board has established three committees: the Audit Committee, the Governance Committee and the Compensation Committee.

Audit Committee

Detailed information about our Audit Committee, including the mandate of the Audit Committee and a copy of its charter, can be found in our Annual Information Form for the 15-month period ended December 31, 2017 on www.sedar.com under the heading “Directors and Officers – Audit Committee”.

AKUMIN INC. | Management Information Circular | 2018 23

Governance Committee

Our Governance Committee initially consists of three directors, at least two of whom are persons determined by our Board to be independent directors, and is charged with reviewing, overseeing and evaluating our corporate governance and nominating policies. Our Governance Committee is comprised of Murray Lee, who acts as chair of this committee, Tom Davies and James Webb. For additional details regarding the relevant education and experience of each member of our Governance Committee, including the direct experience that is relevant to each committee member’s responsibilities, see “Election of Directors”.

No member of our Governance Committee will be one of our officers, and as such, our Board believes that our Governance Committee will be able to conduct its activities in an objective manner.

Our Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of our Governance Committee. Our Governance Committee’s purpose is to assist our Board in:

•	developing our Corporate Governance Guidelines and principles and providing us with governance leadership;

•	identifying individuals qualified to be nominated as members of our Board;

•	overseeing director orientation and continuing education;

•	assist the Board in fulfilling its oversight responsibilities in relation to the review and approval of related party transactions and other matters involving conflicts of interest;

•	reviewing the structure, composition and mandate of Board committees; and

•	evaluating the performance and effectiveness of our Board and of our Board committees.

Our Governance Committee is responsible for establishing and implementing procedures to evaluate the performance and effectiveness of our Board, committees of our Board and the contributions of individual Board members. Our Governance Committee also takes reasonable steps to evaluate and assess, on an annual basis, directors’ performance and effectiveness of our Board, committees of our Board, individual Board members, our Chair and committee chairs. The assessment will address, among other things, individual director independence, individual director and overall Board skills, and individual director financial literacy. Our Board will receive and consider the recommendations from our Governance Committee regarding the results of the evaluation of the performance and effectiveness of our Board, committees of our Board, individual Board members, our Chair and committee chairs.

Compensation Committee

Our Compensation Committee initially consists of three directors, at least two of whom are persons determined by our Board to be independent directors, and is charged with reviewing, overseeing and evaluating our compensation policies. Our Compensation Committee is comprised of Murray Lee, who acts as chair of this committee, Tom Davies and James Webb. As present or former leaders of large business enterprises, each of these members hold experience with respect to oversight on compensation or executive compensation matters. For additional details regarding the relevant education and experience of each member of our Compensation Committee, including the direct experience that is relevant to each committee member’s responsibilities, see “Election of Directors”.

No member of our Compensation Committee will be one of our officers, and as such, our Board believes that our Compensation Committee will be able to conduct its activities in an objective manner.

Our Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of our Compensation Committee. Our Compensation Committee’s purpose is to assist our Board in:

•	the appointment, performance, evaluation and compensation of our senior executives;

•	the recruitment, development and retention of our senior executives;

•	maintaining talent management and succession planning systems and processes relating to our senior management;

•	developing compensation structure for our senior executives including salaries, annual and long-term incentive plans including plans involving share issuances and other share-based awards;

•	establishing policies and procedures designed to identify and mitigate risks associated with our compensation policies and practices;

•	assessing the compensation of our directors;

•	developing benefit retirement and savings plans; and

•	administering the Company’s equity incentive plans.

AKUMIN INC. | Management Information Circular | 2018 24

Independent Committee

On December 18, 2018, the Company formed a committee of independent directors (the “Independent Committee”) to assess, consider and evaluate, with the assistance of financial and legal advisors, a number of strategic alternatives relating to the Company including potential acquisitions, financings and joint ventures, among other things. The members of the Independent Committee were the independent members of the Board, being Murray Lee (Chair), Tom Davies and James Webb. The Independent Committee’s mandate concluded on March 31, 2019.

Securities Authorized for Issuance under Equity Compensation Plans

The following table shows information on compensation plans under which shares are authorized for issuance as at the date of this Circular. Only Common Shares are issuable under our Option Plan and RSU Plan. The Company does not have any equity compensation plans that have not been approved by its shareholders. For a description of our equity-based incentive compensation plans, see “Compensation Discussion and Analysis – Principal Elements of Compensation”.

Equity Compensation Plan Information

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options and RSUs	(b) Weighted-average exercise price of outstanding options and RSUs		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by	5,176,424	$1.78	(1)	1,094.503	(2)
shareholders

(1)

Of the securities listed in (a) above, 963,156 are RSUs which have no exercise price, 2,025,268 are stock options with an exercise price of $0.50 per Common Share and 2,188,000 are stock options with an exercise price of $3.74 per Common Share.

(2)

The Company intends to issue a further 6,250,000 Common Shares at closing of the previously announced acquisition of businesses in Florida and Georgia, which is expected to occur during the second quarter of 2019. As a result of such issuance of Common Shares, 625,000 additional securities would be available for future issuance under equity compensation plans.

Indebtedness of Directors and Executive Officers

Other than as noted below, no individual who is, or at any time during the most recent completed fiscal year of the Company was, a director or officer of the Company, a proposed nominee for election as a director of the Company, or any associate of any one of the foregoing persons is, or at any time since the beginning of the most recent completed fiscal year of the Company has been, indebted to the Company or any of its subsidiaries (other than in respect of amounts which constitute routine indebtedness) or was indebted to another entity, where such indebtedness is, or was at any time during the most recent completed fiscal year of the Company, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. For the purposes of this paragraph, “support agreement” includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of any indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower.

Purpose	To us or our subsidiaries		To another entity
Share Purchases	$500,000	(1)	$—

(1)

On February 8, 2018, Akumin Corp. agreed to lend an aggregate of $500,000 to the President and Chief Executive Officer, the Executive Vice President and Chief Operating Officer and the Chief Financial Officer and Corporate Secretary (collectively, the “Pledgors”) in connection with the purchase by such Pledgors of a total of approximately 142,857 Common Shares from certain selling securityholders of PMI, pursuant to the terms of a put and call option agreement made as of August 9, 2017 between Z Strategies Inc. and certain selling securityholders of PMI. The principal amount remaining from time to time unpaid and outstanding shall bear interest at 6% per annum and will be payable on the maturity date, being February 8, 2021. The Pledgors have granted to Akumin Corp. a security interest in the Common Shares purchased thereunder.

Voting Securities and Principal Holders of Voting Securities

Authorized Capital

Our authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of the date hereof, there are 62,709,270 Common Shares issued and outstanding as fully paid and non-assessable and zero preferred shares issued and outstanding. Further, as of the date hereof, the Company has 4,213,268 Options, 963,156 RSUs and 1,069,017 warrants to purchase Common Shares outstanding.

AKUMIN INC. | Management Information Circular | 2018 25

Common Shares

Subject to the rights of the holders of the preferred shares of the Company, holders of the Common Shares are entitled to dividends if, as and when declared by the directors. Holders of the Common Shares are entitled to one vote per Common Share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of preferred shares, holders of the Common Shares are to share rateably in the remaining assets of the Company as are distributable to holders of Common Shares. The Common Shares are not subject to call or assessment rights, redemption rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights.

Preferred Shares

Preferred shares may be issued by the directors of the Company at any time in one or more series. Subject to the provisions of the OBCA and our Articles, the Board may, by resolution, from time to time fix the number of shares in each series of preferred shares and determine the rights, privileges, restrictions and conditions attaching to each series, including, without limitation, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, the voting rights (if any), any terms or conditions of redemption or purchase, any conversion rights, any retraction rights, any rights on our liquidation, dissolution or winding up and any sinking fund or other provisions, the whole to be subject to filing an amendment to our Articles to create the series and altering our Articles to include the special rights or restrictions attached to the preferred shares of the series. If any preferred shares are issued and the directors determine those preferred shares are to have voting rights, the holders of those preferred shares will vote together with the holders of Common Shares at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote.

Principal Holders of Voting Securities

To the knowledge of the directors and the executive officers of the Company, as at the Record Date, no person beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued and outstanding Common Shares, other than as set out below:

Name of Shareholder	Type of Ownership	Number of Common Shares Owned	Percentage of Outstanding Common Shares		Percentage of Total Voting Rights
Stan Dunford	Common Shares	7,267,710	11.59	%(1)	11.59	%(1)

(1)

Pursuant to the previously announced acquisition of certain businesses in Florida and Georgia, the Company expects to issue an additional 6,250,000 Common Shares upon closing of such acquisition, which is expected to close during the second quarter of 2019. As a result of such issuance of Common Shares, the number of Common Shares owned by Mr. Dunford is expected to be diluted to approximately 10.54% of all issued and outstanding Common Shares.

Interests of Certain Persons or Companies in Business of Meeting

To the knowledge of the directors and executive officers of Akumin, no director or executive officer of the Company, any proposed nominee for election as director of the Company, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

Interests of Informed Persons in Material Transactions

Other than as described elsewhere in this Circular and in our most recent Annual Information Form under the heading “Interests of Management and Others in Material Transactions”, to the knowledge of the Company, after reasonable inquiry, no “informed persons” of the Company (as defined in NI 51-102), nor any director nominee named herein, nor any person who beneficially owns, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to the issued Common Shares, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed fiscal year or in any proposed transaction which has materially affected the Company or would materially affect the Company, or any of its subsidiaries.

Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting. The OBCA permits certain eligible shareholders to submit shareholder proposals to us, which proposals may be included in a management information circular relating to an annual meeting of shareholders. Subject to the provisions of our advance notice bylaw which require certain advance notice for director nominations, the final date by which we must receive shareholder proposals for our annual meeting of shareholders to be held in 2020 is April 22, 2020.

AKUMIN INC. | Management Information Circular | 2018 26

Management Contracts

No management functions of the Company and its subsidiaries are performed to any substantial degree by persons other than the directors and executive officers of the Company or its subsidiaries.

Additional Information

You can ask us for a copy of the following documents at no charge:

•	our most recent annual report, which includes our comparative financial statements for the most recently completed financial year together with the accompanying auditors’ report;

•	any interim financial statements that were filed after the financial statements for our most recently completed financial year;

•	our management’s discussion and analysis related to the above financial statements;

•	the management proxy circular for our most recent annual shareholder meeting; and

•	our most recent Annual Information Form, together with any document, or the relevant pages of any document, incorporated by reference into it.

Please write to Investor Relations at 151 Bloor Street West, Suite 603, Toronto, Ontario M5S 1S4 or email info@akumin.com.

These documents are also available on our website at www.akumin.com and on SEDAR at www.sedar.com.

Information contained on, or that can be accessed through, our website does not constitute a part of this Circular and is not incorporated by reference herein.

Financial information is provided in our comparative annual financial statements and related management discussions and analysis for Fiscal 2018.

Approval

Our Board has approved the contents of this Circular and the sending thereof to our shareholders, directors and auditor.

DATED this 17th day of May, 2019.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Riadh Zine

Riadh Zine
President and Chief Executive Officer, Director
Toronto, Ontario

AKUMIN INC. | Management Information Circular | 2018 27

Appendix A – Mandate of the Board of Directors

See attached.

AKUMIN INC. | Management Information Circular | 2019 A-1

MANDATE OF THE BOARD OF DIRECTORS

Section 1 Introduction.

(1)

The members of the board of directors (respectively, the “Directors” and the “Board”) of Akumin Inc. (the “Company”) are elected by the shareholders of Company and are responsible for the stewardship of Company. The purpose of this mandate (the “Board Mandate”) is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

(2)	Certain aspects of the composition and organization of the Board are prescribed and/or governed by the Business Corporations Act (Ontario) and the constating documents of the Company.

Section 2 Chair of the Board. The chair of the Board (the “Chair”) shall be appointed from among the Board’s members. The role of the Chair is to act as the leader of the Board, to manage and coordinate the activities of the Board and to oversee execution by the Board of this written mandate.

Section 3 Board Size. The articles of amalgamation of the Company provide that the Board shall be comprised of a minimum of one (1) and a maximum of ten (10) Directors. The Board shall periodically review its size in light of its duties and responsibilities from time to time.

Section 4 Independence.

(1)

The Board shall be comprised of a minimum of 3 (three) independent Directors. A Director shall be considered independent if he or she would be considered independent for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices.

(2)

If the Chair is not independent, then the Company shall appoint an independent lead Director (the “Lead Director”) from among the Directors who shall serve for such term as the Board may determine. In circumstances where the Chair has a material interest in a matter before the Board and cannot participate owing to a conflict in respect thereof, the Lead Director shall fill in for the role of the Chair (for a whole meeting or any part of a meeting). The Lead Director shall chair any meetings of the independent directors and assume such other responsibilities as the independent directors may designate in accordance with any applicable position descriptions or other applicable guidelines that may be adopted by the Board from time to time.

Section 5 Role and Responsibilities of the Board.

(1)

The Board is responsible for supervising the management of the business and affairs of the Company and is expected to focus on guidance and strategic oversight with a view to increasing shareholder value.

(2)

In accordance with the Business Corporations Act (Ontario), in discharging his or her duties, each Director must act honestly and in good faith, with a view to the best interests of the Company. Each Director must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Section 6 Board Meetings.

(1)

In accordance with the constating documents of the Company, meetings of the Board may be held at such times and places as the Chair may determine and as many times per year as necessary to effectively carry out the Board’s responsibilities. The independent Directors may meet without senior executives of the Company or any non-independent Directors, as required.

(2)

The Chair shall be responsible for establishing or causing to be established the agenda for each Board meeting, and for ensuring that regular minutes of Board proceedings are kept and circulated on a timely basis for review and approval.

(3)	The Board may invite, at its discretion, any other individuals to attend its meetings. Senior executives of the Company shall attend a meeting if invited by the Board.

Section 7 Delegations and Approval Authorities.

(1)

The Board shall appoint the chief executive officer of the Company (the “CEO”) and delegate to the CEO and other senior executives the authority over the day-to-day management of the business and affairs of Company.

(2)

The Board may delegate certain matters it is responsible for to the committees of the Board, currently consisting of the Audit Committee, the Governance Committee and the Compensation Committee. The Board may appoint other committees, as it deems appropriate, and to the extent permissible under applicable law. The Board will retain its oversight function and ultimate responsibility for such matters and associated delegated responsibilities.

Section 8 Strategic Planning Process and Risk Management.

(1)

The Board shall adopt a strategic planning process to establish objectives and goals for the Company’s business and shall review, approve and modify as appropriate the strategies proposed by senior executives to achieve such objectives and goals. The Board shall review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business and affairs.

(2)

The Board, in conjunction with management, shall be responsible to identify the principal risks of the Company’s business and oversee management’s implementation of appropriate systems to seek to effectively monitor, manage and mitigate the impact of such risks. Pursuant to its duty to oversee the implementation of effective risk management policies and procedures, the Board may delegate to applicable Board committees the responsibility for assessing and implementing appropriate policies and procedures to address specified risks, including delegation of financial and related risk management to the Audit Committee and delegation of risks associated with compensation policies and practices to the Compensation Committee.

Section 9 Succession Planning, Appointment and Supervision of Senior Executives.

(1)

The Board shall approve the corporate goals and objectives of the CEO and review the performance of the CEO against such corporate goals and objectives. The Board shall take steps to satisfy itself as to the integrity of the CEO and other senior executives of the Company and that the CEO and other senior executives create a culture of integrity throughout the organization.

(2)

The Board shall approve the succession plan for the Company, including the selection, appointment, supervision and evaluation of the senior executives of Company, and shall also approve the compensation of the senior executives of Company upon recommendation of the Compensation Committee.

Section 10 Financial Reporting and Internal Controls. The Board shall review and monitor, with the assistance of the Audit Committee, the adequacy and effectiveness of the Company’s system of internal control over financial reporting, including any significant deficiencies or changes in internal control and the quality and integrity of the Company’s external financial reporting processes.

Section 11 Regulatory Filings. The Board shall approve applicable regulatory filings that require or are advisable for the Board to approve, which the Board may delegate in accordance with Section 7(2) of this mandate. These include, but are not limited to, the annual audited financial statements, interim financial statements and related management discussion and analysis accompanying such financial statements, management proxy circulars, annual information forms, offering documents and other applicable disclosure.

Section 12 Corporate Disclosure and Communications. The Board will seek to ensure that corporate disclosure of the Company complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which Company’s securities are listed. In addition, the Board shall adopt appropriate procedures designed to permit the Board to receive feedback from shareholders on material issues.

Section 13 Corporate Policies The Board shall adopt and periodically review policies and procedures designed to ensure that the Company and its Directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company’s business ethically and with honesty and integrity.

Section 14 Review of Mandate.

(1)

The Board may, from time to time, permit departures from the terms of this Board Mandate, either prospectively or retrospectively. This Board Mandate is not intended to give rise to civil liability on the part of the Company or its Directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

(2)

The Board may review and recommend changes to this Board Mandate from time to time, and at least annually, and the Governance Committee may periodically, and at least annually, review and assess the adequacy of this Board Mandate and recommend any proposed changes to the Board for consideration.

Originally Approved by the Board:	November 14, 2017
Amended by the Board:	November 13, 2018
Last Reviewed:	November 13, 2018